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September 29, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Anu Dubey

Re:	The UBS Funds (the “Trust”)

File Nos. 033-47287; 811-06637

Dear Ms. Dubey:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed on September 25, 2023, in connection with the preliminary proxy materials filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 19, 2023, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (“Proxy Materials”). Each comment is summarized below, followed by the Trust’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Materials.

1.     Comment.       With respect to the first question on page iii of the Proxy Statement, please describe in a correspondence filing the past regulatory requirements reflected in certain fundamental investment restrictions for UBS International Sustainable Equity Fund.

Response.     As further explained in Proposal 5 in the Proxy Statement, after the Trust was organized in 1993, certain legal and regulatory requirements applicable to investment companies changed. For example, certain of the Fund’s fundamental investment restrictions were originally drafted to comply with state laws and regulations, which, as a consequence of the enactment of the National Securities Markets Improvement Act of 1996 (“NSMIA”), are no longer applicable. Because NSMIA eliminated the states' ability to substantively regulate investment company investment practices, the Fund is no longer legally required to include current fundamental investment restrictions pertaining to the six so identified restrictions discussed in the Proxy Statement.

2.    Comment.        On page iv of the Proxy Statement, with respect to the second question under the heading “GENERAL QUESTIONS,” please explain why the language discussing when the Proposals will take effect if they are approved is bracketed, and please provide the relevant disclosure if it will differ in the definitive Proxy Statement.

Response.      The brackets will be removed from this disclosure in the definitive Proxy Statement without changes to such disclosure.

3.    Comment.        On page 7 of the Proxy Statement in the second sentence under the heading “Quorum,” please clarify what is meant by “[t]he election of Trustees is a Trust-level vote, whereas the other Proposals are a Fund-level vote.”

Response.      The following disclosure will be added to the definitive Proxy Statement:

A Trust-level vote means that establishing quorum requires the presence, in person or by proxy, of a majority of all Funds’ shares entitled to vote on the applicable Proposal (that is, a majority of the total number of the Trust’s shares entitled to vote in the aggregate, irrespective of Fund or series). A Fund-level vote means that establishing quorum requires the presence, in person or by proxy, of a majority of the specific Fund’s shares entitled to vote on the applicable Proposal.

4.    Comment.        With respect to Proposals 2 through 6, please disclose what would happen if such Proposals were approved by one Fund and not another.

Response.      The disclosure has been revised to reflect that the Proposals are not contingent on one another.

5.    Comment.        In light of the disclosure on page 7 of the Proxy Statement in the first sentence of the third paragraph under the heading “Required vote for adoption of the Proposals,” please add a separate proposal to the Proxy Statement to adjourn the Meeting if a quorum is present but sufficient votes to approve a Proposal are not received, as this is a substantive proposal that should be set forth as a separate matter.

Response.     We respectfully disagree with the Staff’s position with respect to Rule 14a-4. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the "Adjournment Release”), the SEC withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the SEC stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the [Investment Company Act of 1940].

The SEC has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust represents that it will evaluate any proposed adjournments consistent with the SEC’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

Because the Trust is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (the “DSTA”). Section 3806(b)(5) of the DSTA establishes that the Trust’s declaration of trust and by-laws:

[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote. (Emphasis added).

Consistent with the DSTA, the Trust’s Amended and Restated Agreement and Declaration of Trust, as amended, states that any meeting of shareholders may be adjourned from time to time by a majority of the votes properly cast upon the question of adjourning a meeting to another date and time, whether or not a quorum is present.

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4 under the Securities Exchange Act of 1934. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book and consistent with widespread industry practice,1 whether a matter is “incident to the conduct of the meeting” is a question of state law.

In addition, the proxy card explicitly states that the proxies are authorized to vote, in their discretion, on any adjournment of the Meeting. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion (subject to the SEC’s consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies. Accordingly, the Trust believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and that the Proxy Statement, proxy card, and the actions contemplated therein are consistent with Rule 14a-4 and applicable state law.

[1]	Proxy statements issued by operating corporations, for example, routinely treat adjournments as “incident to the conduct of the meeting” in accordance with state law. See, e.g., 2015 Proxy Statement for the Annual Meeting of ExxonMobil (Apr. 14, 2015) (“We are not currently aware of any other business to be acted on at the meeting. Under the laws of New Jersey, where ExxonMobil is incorporated, no business other than procedural matters may be raised at the meeting unless proper notice has been given to the shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.”

6.    Comment.        On page 9 of the Proxy Statement with respect to Proposal 1 under the heading “Overview of the election of a Board,” please disclose whether there is a policy on shareholder communication with the Board pursuant to Item 22(b)(15) of Schedule 14A (Item 407(f) of Regulation S-K).

Response. The following disclosure will be added to the definitive Proxy Statement:

If a shareholder wishes to send a communication to the Board, such correspondence should be in writing and addressed to the Board at the Fund’s offices, c/o Keith A. Weller, Fund Secretary, UBS Asset Management (Americas) Inc. One North Wacker Drive, Chicago, IL 60606. The correspondence will be relayed by the Fund Secretary to the Board’s independent counsel for their further handling in light of the nature of the communication, such as forwarding to the Board’s Chairperson, a Board Committee’s Chairperson or the full Board. It is recommended that such communication be sent by certified or registered mail or by another method that provides a receipt/record of delivery.

7.    Comment.        On page 17 of the Proxy Statement in the second sentence under the heading “Required vote,” please revise the disclosure to reflect the qualification that the Nominees receiving the largest numbers of votes will be elected to fill the four available Board positions, even if a candidate receives approval from less than a majority of votes cast.

Response.      The disclosure has been revised as follows (new disclosure is underlined): This means that the Nominees receiving the largest number of votes will be elected to fill the four available Board positions, and a Nominee can be elected with approval from less than a majority of votes cast.

8.    Comment.        In the final paragraph on page 19 of the Proxy Statement with respect to Proposal 2.A, please clarify that certain statements only pertain to UBS International Sustainable Equity Fund.

Response.     The disclosure has been revised to state as follows (new disclosure is underlined and deleted disclosure is denoted with a strikethrough): “With respect to UBS International Sustainable Equity Fund, its current fundamental investment restriction also states that ~~a~~ the Fund may not purchase securities while borrowings exceed 5% of total assets, and the proposed restriction does not include this limitation on purchasing securities when borrowings are outstanding. The proposed investment restriction will provide UBS AM with more flexibility in managing the Fund’s portfolio and redemption activity.”

9.    Comment.        On page 26 of the Proxy Statement with respect to Proposal 2.F to change the fundamental investment restriction on concentration for UBS International Sustainable Equity Fund, please disclose the effect of changing “total assets” to “net assets” in the concentration policy.

Response.      The following disclosure will be added to the definitive Proxy Statement:

The Fund’s proposed concentration policy using “net assets” is more restrictive than its current policy using “total assets.”

10.  Comment.       On page 28 of the Proxy Statement with respect to Proposal 3 to allow the Board to amend certain Funds’ investment objectives without shareholder approval, please identify in the Proposal heading the specific Funds to which this Proposal applies.

Response.      In the definitive Proxy Statement, the heading will be revised to specifically list the Funds to which Proposal 3 applies.

11.   Comment.       On page 28 of the Proxy Statement with respect to Proposal 3 to allow the Board to amend certain Funds’ investment objectives without shareholder approval, please disclose each applicable Fund’s current investment objective that would now be non-fundamental, if Proposal 3 is approved.

Response.      Each applicable Fund’s current investment objective will be added to the definitive Proxy Statement.

12.  Comment.       On page 33 of the Proxy Statement with respect to Proposal 5.E to eliminate UBS International Sustainable Equity Fund’s fundamental investment restriction regarding investing in puts, calls and straddles, please state whether the Fund has a present intention to invest in puts, calls, and straddles, which will create new risks for the Fund.

Response.     Disclosure will be added to the definitive Proxy Statement that the Fund has no present intention to invest in puts, calls, and straddles.

13.  Comment.        On page 33 of the Proxy Statement with respect to Proposal 6 to adopt a “manager of managers” investment advisory structure for certain Funds, please identify in the Proposal heading the specific Funds to which this Proposal applies.

Response.      In the definitive Proxy Statement, the heading will be revised to specifically list the Funds to which Proposal 6 applies.

14.  Comment.        On page 37 of the Proxy Statement in the second sentence under the heading “Solicitation of proxies,” please disclose how the costs of preparing and mailing the notice of meeting, proxy cards, the Proxy Statement, and any additional proxy materials will be allocated among the Funds.

Response.      The following disclosure will be added to the definitive proxy statement (new disclosure is underlined):

The costs of preparing and mailing the notice of meeting, proxy cards, the Proxy Statement, and any additional proxy materials has been or will be borne by the Funds and allocated among the Funds by number of shareholder accounts.

Please do not hesitate to contact me at (212) 404-0654, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jamie Gershkow
Jamie Gershkow

cc:	Jana L. Cresswell
Keith A. Weller
Fund Secretary